UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 17, 2018

CISION LTD.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands (State or Other Jurisdiction of Incorporation)	001-38140 (Commission File Number)	N/A (IRS Employer Identification No.)

130 East Randolph Street, 7th Floor Chicago, Illinois (Address of Principal Executive Offices)	60601 (Zip Code)

Registrant’s telephone number, including area code: 866-639-5087

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13c-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On April 17, 2018, Cision Ltd. (the “Company”) issued a press release announcing the commencement of (i) its offer to each holder of its public and private warrants to purchase one ordinary share, par value of $0.0001 per share (“Ordinary Share”), of the Company for a purchase price of $11.50 (the “Warrants”) to receive 0.26 Ordinary Shares in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the Warrants to amend the the Amended and Restated Warrant Agreement, dated as of October 17, 2017, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into 0.234 Ordinary Shares. The Offer and Consent Solicitation are made solely upon the terms and conditions in a Prospectus/Offer to Exchange and other related offering materials that are being distributed to holders of the Warrants. The Offer and Consent Solicitation will be open until 11:59 p.m., Eastern Daylight Time, on May 15, 2018, or such later time and date to which the Company may extend.

On April 17, 2018, Citigroup Global Markets Inc., the dealer manager, issued an e-mail notice to holders of the Warrants regarding the commencement of the Offer and Consent Solicitation.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Number	Description

99.1	Press release dated April 17, 2018.

99.2	Notice to Warrant holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 17, 2018

CISION LTD.

By:	/s/ Jack Pearlstein
Name: Jack Pearlstein
Title: Chief Financial Officer